Exhibit 99.1

4th Quarter 2008• Press Release • Three and twelve months ended October 31, 2008
TD Bank Financial Group Reports Fourth Quarter and Fiscal 2008 Results

TD Bank Financial Group’s audited Consolidated Financial Statements (including Notes to the Consolidated Financial Statements) for the year ended October 31, 2008, and accompanying Management’s Discussion and Analysis is available at http://www.td.com/investor.

FOURTH QUARTER FINANCIAL HIGHLIGHTS compared with the fourth quarter a year ago:
•	Reported diluted earnings per share[1] were $1.22, down 19% from $1.50.
•	Adjusted diluted earnings per share[2] were $0.79, down 44% from $1.40.
•	Reported net income was $1,014 million, compared with $1,094 million.
•	Adjusted net income was $665 million, compared with $1,021 million.

FULL YEAR FINANCIAL HIGHLIGHTS compared with last year:
•	Reported diluted earnings per share[1] for fiscal 2008 were $4.87, compared with $5.48 for fiscal 2007.
•	Adjusted diluted earnings per share[2] for fiscal 2008 were $4.88, compared with $5.75 for fiscal 2007.
•	Reported net income was $3,833 million for fiscal 2008, compared with $3,997 million for fiscal 2007.
•	Adjusted net income was $3,813 million for fiscal 2008, compared with $4,189 million for fiscal 2007.

FOURTH QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The fourth quarter reported diluted earnings per share figures above include the following items of note:
•	Amortization of intangibles of $126 million after tax (16 cents per share), compared with $99 million after tax (14 cents per share) in the fourth quarter last year.
•
A positive adjustment of $323 million after tax (40 cents per share) resulting from the reversal of a substantial part of TDBFG’s reserve related to Enron litigation. This reversal reflects TDBFG’s re-evaluation of the reserve in light of the recent favourable evolution of case law in similar securities class actions.[3]

•
A gain of $118 million after tax (15 cents per share) due to the change in fair values of derivatives hedging the reclassified available-for-sale debt securities portfolio. This represents the gain in excess of the accrued amount of derivatives.[4]

•	Restructuring and integration charges of $25 million after tax (3 cents per share), relating to acquisition of Commerce.
•
A gain of $59 million after tax (7 cents per share) due to the change in fair value of credit default swaps hedging the corporate loan book, compared with a loss of $2 million after tax in the fourth quarter last year.

All dollar amounts are expressed in Canadian currency unless otherwise noted.

[1]	Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
[2]
Adjusted earnings and reported results referenced in this news release are explained in detail under the “How the Bank Reports” section. The items of note include the TDBFG’s amortization of intangible assets.

[3]	For details, see the Significant Events section, and Note 28 to the 2008 Consolidated Financial Statements.
[4]	For details, see the Significant Events section, and Notes 1 and 2 to the 2008 Consolidated Financial Statements.

TD BANK FINANCIAL GROUP - FOURTH QUARTER 2008 NEWS RELEASE	Page 2

TORONTO, December 4, 2008 - TD Bank Financial Group (TDBFG) today announced its financial results for the fourth quarter ended October 31, 2008. Overall results for the quarter reflected solid earnings contributions from TDBFG’s retail businesses in both Canada and the United States, while illiquid and volatile markets affected the performance of Wholesale Banking. TDBFG today also released its 2008 Consolidated Financial Statements and Management’s Discussion and Analysis.
“On the whole, we’re proud of what we’ve accomplished in 2008. Our retail businesses are performing very well and, even though TD Securities had a tough year and a particularly tough fourth quarter, we’re pleased that its strategic positioning has protected our investors from the worst of the current turmoil,” said Ed Clark, TD Bank Financial Group President and Chief Executive Officer.
“In this environment, our strategy has been the right one, and we remain conservatively positioned with over 90% of our earnings coming from retail businesses. This has allowed us to generate adjusted earnings of $3.8 billion in 2008 during the most challenging financial times we’ve ever seen. Our Canadian and U.S. retail operations delivered very strong results and we’re well into a successful integration at TD Bank, America’s Most Convenient Bank.”

FOURTH QUARTER BUSINESS SEGMENT PERFORMANCE

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking generated net income of $600 million in the quarter, an increase of 5% from the same period last year. Broad-based volume growth in banking products and insurance drove a 6% year-over-year increase in revenue. Strength in personal deposits, business banking and life insurance led earnings growth in the quarter.
TD Canada Trust (TDCT) opened 11 new branches during the quarter and achieved its target of opening 30 new branches for the year, increasing sales capacity and customer growth across its personal, small business and commercial banking businesses. In 2008, TDCT was ranked first for overall quality of customer service among Canada’s five major banks for the fourth year in a row by the independent market research firm Synovate. TDCT was also ranked first in overall customer satisfaction for the third consecutive year by J.D. Power and Associates.
“Canadian Personal and Commercial Banking reported record earnings for 2008, following up on a tremendous 2007. Just as impressive, TD Canada Trust reinforced its reputation as the leader in customer service excellence,” said Clark.
“Looking forward, while we expect revenue growth to step down in 2009, we will continue to invest in our future success by maintaining our longer hours while adding more branches and customer-facing employees.”

Wealth Management
Wealth Management, including TDBFG’s equity share in TD Ameritrade, produced $170 million in earnings in the fourth quarter. Global Wealth Management, which excludes TD Ameritrade, generated net income of $110 million, down 8% from the same period last year. In Canada, very strong volumes in discount brokerage were offset by decreases in revenue from mutual funds, investment management and advice channels. TD Ameritrade’s fourth quarter contributed $60 million in net income to the Wealth Management segment, down 20% from the same period last year, primarily due to a one-time expense related to supporting client assets in the Reserve Primary Fund.
“In these difficult markets, Wealth Management continued to perform well on a relative basis this quarter,” said Clark. “While the impact of declining capital markets is unavoidable, we’ve continued to invest in our businesses for future growth, meeting our target of adding 130 new client-facing advisors in 2008.”

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking generated adjusted net income of $276 million in the fourth quarter, an increase of 123% from the same period last year, primarily due to the addition of Commerce earnings, which were included for the first time in the third quarter of 2008. The fourth quarter saw good loan growth while overall asset quality remained better than the industry as a whole. A major highlight at the end of the quarter was the successful re-branding of over 575 Commerce and TD Banknorth locations in the Mid-Atlantic, metro Washington, D.C. and Florida markets to TD Bank, America’s Most Convenient Bank. This convenience brand was endorsed again this quarter with another first-place ranking in customer satisfaction from J.D. Power and Associates.
“On a full-year basis, our U.S. Personal and Commercial Banking operations delivered $806 million in adjusted earnings, well ahead of our $750 million target for the year. This is terrific performance in a challenging environment,” said Clark. “On top of that, our organic growth plans are on track, with 29 new branches added in 2008, and the Commerce integration passed a crucial test with the successful launch of our new brand, TD Bank, America’s Most Convenient Bank. This huge re-branding was executed with speed and precision, a clear display of the operational excellence of our employees,” Clark added.
“Looking at next year, while we can’t outrun a recession, our U.S. retail operations are demonstrating that they can perform and grow even in what many are calling the toughest operating environment for financial services in U.S. history.”

TD BANK FINANCIAL GROUP - FOURTH QUARTER 2008 NEWS RELEASE	Page 3

Wholesale Banking
As previously announced, Wholesale Banking reported a net loss for the quarter of $228 million, a decrease of $385 million compared with the fourth quarter of last year, primarily due to mark-to-market losses in the credit trading business. On a full year basis, Wholesale reported net income of $65 million for 2008, reflecting weak capital markets and broad-based deterioration in market conditions stemming from the global credit and liquidity crisis.
“Although TD Securities had a tough year and a particularly tough fourth quarter, even with the credit trading losses in the fourth quarter, they still earned a 5% return since the start of the global financial turmoil," said Clark.
“We have been repositioning TD Securities for the last five years, aggressively working to lower its risk profile. We’re focused on continuing this work, evaluating each business and removing any risk we’re not comfortable with,” Clark added. “At the same time, we’re going to continue strengthening wholesale’s franchise operations - supporting our clients and solidifying our position as a top 3 dealer in Canada.”

Corporate
As previously announced, TDBFG’s Corporate segment reported an adjusted net loss of $153 million for the quarter, compared with a net loss of $26 million in the same period last year and a net loss of $40 million in the third quarter of 2008. The loss in the Corporate segment was largely due to illiquid markets, which contributed to losses on securitization and negative carry on some investments, where TDBFG chose to have lower yielding, safer investments, given uncertain times.

Conclusion
"As the economy slows, understandably there's concern from governments and the public that banks may restrict credit. What's clear from our reporting today is that TD continues to supply credit to its customers and clients," said Clark. "We have included details on our overall lending, as well as a specific look at commercial lending, and both underscore this point. Our personal and commercial lending in Canada has continued to grow through each quarter of 2008, despite a general slowdown in credit growth. In fact, the growth rate of our small business and commercial lending has not only increased, the rate at which it's increasing has also moved up, from a growth rate of 7-10% to 14-15% in recent quarters, well above the average growth rates for these areas of lending."
   "While the lack of visibility on the economic environment calls for caution, we have a strategy and competitive position that will help us weather the storm, and I know our teams are focused on delivering growth despite significant headwinds.  We're building the first truly North American bank, one that's focused on franchise earnings and maintaining a business mix that supports our lower-risk profile," added Clark.
“Throughout what has been a very tough year in financial services, I’m extremely proud of our dedicated team of 74,000 employees, who have continued to deliver outstanding customer service across all our businesses. It’s their passion that continues to drive our success,” Clark concluded.

TD BANK FINANCIAL GROUP - FOURTH QUARTER 2008 NEWS RELEASE	Page 4

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, the Bank makes written and oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, the Bank’s senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets for 2009 and beyond, and strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes. The economic assumptions for 2009 for the Bank are set out in the 2008 Annual Report under the heading "Economic Summary and Outlook" and for each of our business segments, under the heading “Business Outlook and Focus for 2009”, as updated in the subsequently filed quarterly Reports to Shareholders. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors - many of which are beyond our control - that could cause such differences include: credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the Bank’s 2008 Annual Report and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in existing and the introduction of new monetary and economic policies in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; defaults by other financial institutions in Canada, the U.S. and other countries; the accuracy and completeness of information the Bank receives on customers and counterparties; the development and introduction of new products and services in markets; developing new distribution channels and realizing increased revenue from these channels; the Bank’s ability to execute its strategies, including its integration, growth and acquisition strategies and those of its subsidiaries, particularly in the U.S.; changes in accounting policies (including future accounting changes) and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; changes to our credit ratings; global capital market activity; increased funding costs for credit due to market illiquidity and increased competition for funding; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; the failure of third parties to comply with their obligations to the Bank or its affiliates as such obligations relate to the handling of personal information; technological changes; the use of new technologies in unprecedented ways to defraud the Bank or its customers; legislative and regulatory developments; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the U.S. securities litigation environment; unexpected changes in consumer spending and saving habits; the adequacy of the Bank’s risk management framework, including the risk that the Bank’s risk management models do not take into account all relevant factors; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; and the effects of disruptions to public infrastructure, such as transportation, communication, power or water supply. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information, see the discussion starting on page 64 of the Bank’s 2008 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK FINANCIAL GROUP - FOURTH QUARTER 2008 NEWS RELEASE	Page 5

ANALYSIS OF OPERATING PERFORMANCE
This analysis of operating performance is presented to enable readers to assess material changes in the operational results of TD Bank Financial Group (the Bank) for the quarter ended October 31, 2008, compared with the corresponding periods. This analysis should be read in conjunction with our unaudited consolidated financial results included in this Press Release and with our 2008 Consolidated Financial Statements. This analysis is dated December 3, 2008. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s annual or interim Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period. Additional information relating to the Bank is on the Bank’s website http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC’s) website at http://www.sec.gov (EDGAR filers section).

TD BANK FINANCIAL GROUP - FOURTH QUARTER 2008 NEWS RELEASE	Page 6

FINANCIAL HIGHLIGHTS1

	For the three months ended			For the twelve months ended
	Oct. 31	July 31	Oct.31	Oct.31	Oct. 31
(millions of Canadian dollars, except as noted)	2008	2008	2007	2008	2007
Results of operations
Total revenue	$3,640	$4,037	$3,550	$14,669	$14,281
Provision for credit losses	288	288	139	1,063	645
Non-interest expenses	2,367	2,701	2,241	9,502	8,975
Net income - reported[2]	1,014	997	1,094	3,833	3,997
Net income - adjusted[2]	665	1,115	1,021	3,813	4,189
Economic profit[3]	(150)	321	430	932	1,876
Return on common equity - reported	13.3%	13.4%	20.8%	14.4%	19.3%
Return on invested capital[3]	7.5%	13.1%	16.3%	12.4%	17.1%
Financial position
Total assets	$563,214	$508,839	$422,124	$563,214	$422,124
Total risk-weighted assets[4]	211,750	184,674	152,519	211,750	152,519
Total shareholders’ equity	31,674	31,293	21,404	31,674	21,404
Financial ratios - reported (per cent)
Efficiency ratio	65.0%	66.9%	63.1%	64.8%	62.8%
Tier 1 capital to risk-weighted assets	9.8	9.5	10.3	9.8	10.3
Provision for credit losses as a % of net average loans	0.52	0.54	0.30	0.54	0.37
Common share information - reported (Canadian dollars)
Per share
Basic earnings	$1.23	$1.22	$1.52	$4.90	$5.53
Diluted earnings	1.22	1.21	1.50	4.87	5.48
Dividends	0.61	0.59	0.57	2.36	2.11
Book value	36.78	36.75	29.23	36.78	29.23
Closing share price	56.92	62.29	71.35	56.92	71.35
Shares outstanding (millions)
Average basic	808.0	804.0	717.3	769.6	718.6
Average diluted	812.8	811.0	724.4	775.7	725.5
End of period	810.1	807.3	717.8	810.1	717.8
Market capitalization (billions of Canadian dollars)	$46.1	$50.3	$51.2	$46.1	$51.2
Dividend yield	4.1%	3.7%	3.0%	3.8%	3.0%
Dividend payout ratio	49.7	48.5	37.6	49.0	38.1
Price to earnings multiple	11.7	12.1	13.0	11.7	13.0
Common share information - adjusted (Canadian dollars)
Per share
Basic earnings	$0.79	$1.37	$1.42	$4.92	$5.80
Diluted earnings	0.79	1.35	1.40	4.88	5.75
Dividend payout ratio	76.8%	43.3%	40.3%	49.3%	36.4%
Price to earnings multiple	11.6	11.3	12.4	11.6	12.4
1 Certain comparative amounts have been restated and reclassified to conform to the presentation adopted in the current period.
2 Reported and adjusted results are explained under the “How the Bank Reports” section, which includes a reconciliation between reported and adjusted results.
3 Economic profit and return on invested capital are non-GAAP financial measures and are explained under the “Economic Profit and Return on Invested Capital” section.
4 The Bank adopted the “International Convergence of Capital Measurement and Capital Standards - A Revised Framework” (Basel II), issued by the Basel Committee on Banking
  Supervision for calculating risk-weighted assets (RWA) and regulatory capital starting November 1, 2007. Prior period numbers are based on the Basel I Capital Accord (Basel I).

TD BANK FINANCIAL GROUP - FOURTH QUARTER 2008 NEWS RELEASE	Page 7

HOW WE PERFORMED

How the Bank Reports
The Bank prepares its consolidated financial statements in accordance with GAAP and refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note and related terms used in this document are not defined terms under GAAP, and, therefore, may not be comparable to similar terms used by other issuers.

The following tables provide reconciliation between the Bank’s reported and adjusted results.

Operating results - reported[1]
	For the three months ended			For the twelve months ended
	Oct. 31	July 31	Oct. 31	Oct. 31	Oct. 31
(millions of Canadian dollars)	2008	2008	2007	2008	2007
Net interest income	$2,449	$2,437	$1,808	$8,532	$6,924
Other income	1,191	1,600	1,742	6,137	7,357
Total revenue	3,640	4,037	3,550	14,669	14,281
Provision for credit losses	(288)	(288)	(139)	(1,063)	(645)
Non-interest expenses	(2,367)	(2,701)	(2,241)	(9,502)	(8,975)
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of associated company	985	1,048	1,170	4,104	4,661
Provision for income taxes	(20)	(122)	(153)	(537)	(853)
Non-controlling interests, net of tax	(18)	(8)	(8)	(43)	(95)
Equity in net income of associated company, net of tax	67	79	85	309	284
Net income - reported	1,014	997	1,094	3,833	3,997
Preferred dividends	(23)	(17)	(5)	(59)	(20)
Net income available to common shareholders - reported	$991	$980	$1,089	$3,774	$3,977
1 Certain comparative amounts have been restated to conform with the presentation adopted in the current quarter.

TD BANK FINANCIAL GROUP - FOURTH QUARTER 2008 NEWS RELEASE	Page 8

Reconciliation of non-GAAP measures[1]
Adjusted net income to reported results
Operating results - adjusted	For the three months ended			For the twelve months ended
	Oct. 31	July 31	Oct. 31	Oct. 31	Oct. 31
(millions of Canadian dollars)	2008	2008	2007	2008	2007
Net interest income	$2,449	$2,437	$1,808	$8,532	$6,924
Other income[2]	954	1,566	1,582	5,840	7,148
Total revenues	3,403	4,003	3,390	14,372	14,072
Provision for credit losses[3]	(288)	(288)	(199)	(1,046)	(705)
Non-interest expenses[4]	(2,632)	(2,512)	(2,103)	(9,291)	(8,390)
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of associated company	483	1,203	1,088	4,035	4,977
Provision for income taxes[5]	116	(175)	(156)	(554)	(1,000)
Non-controlling interests, net of tax[6]	(18)	(8)	(8)	(43)	(119)
Equity in net income of associated company, net of tax[7]	84	95	97	375	331
Net income - adjusted	665	1,115	1,021	3,813	4,189
Preferred dividends	(23)	(17)	(5)	(59)	(20)
Net income available to common shareholders - adjusted	$642	$1,098	$1,016	$3,754	$4,169
Items of note affecting net income, net of income taxes
Amortization of intangibles	$(126)	$(111)	$(99)	$(404)	$(353)
Reversal of Enron litigation reserve[8]	323	-	-	323	-
Change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio[9]	118	-	-	118	-
Gain relating to restructuring of Visa[10]	-	-	135	-	135
TD Banknorth restructuring, privatization and merger related charges[11]	-	-	-	-	(43)
Restructuring and integration charges relating to the Commerce acquisition[1][2]	(25)	(15)	-	(70)	-
Change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses[1][3]	59	22	(2)	107	30
General allowance release	-	-	39	-	39
Other tax items[14]	-	(14)	-	(34)	-
Provision for insurance claims[15]	-	-	-	(20)	-
Total items of note	349	(118)	73	20	(192)
Net income available to common shareholders - reported	$991	$980	$1,089	$3,774	$3,977

Reconciliation of reported earnings per share (EPS) to adjusted EPS[1][6] (unaudited)
	For the three months ended			For the twelve months ended
	Oct. 31	July 31	Oct. 31	Oct. 31	Oct. 31
(Canadian dollars)	2008	2008	2007	2008	2007

Diluted - reported	$1.22	$1.21	$1.50	$4.87	$5.48
Items of note affecting income (as above)	(0.43)	0.14	(0.10)	(0.03)	0.27
Items of note affecting EPS only[1][7]	-	-	-	0.04	-
Diluted - adjusted	$0.79	$1.35	$1.40	$4.88	$5.75
Basic - reported	$1.23	$1.22	$1.52	$4.90	$5.53

TD BANK FINANCIAL GROUP - FOURTH QUARTER 2008 NEWS RELEASE	Page 9

1.  Certain comparative amounts have been restated and reclassified to conform to the presentation adopted in the current period.
2.
Adjusted other income excludes the following items of note: fourth quarter 2008 - $96 million gain due to change in fair value of credit default swaps (CDS) hedging the corporate loan book; $141 million gain due to change in derivatives hedging the reclassified available-for-sale debt securities portfolio, as explained in footnote 9; third quarter 2008 - $34 million gain due to change in fair value of CDS hedging the corporate loan book; second quarter 2008 - $1 million gain due to change in fair value of CDS hedging the corporate loan book; first quarter 2008 - $55 million gain due to change in fair value of CDS hedging the corporate loan book; $30 million provision for insurance claims, as explained in footnote 15; fourth quarter 2007 - $3 million loss due to change in fair value of CDS hedging the corporate loan book; $163 million gain relating to restructuring of Visa, as explained in footnote 10; third quarter 2007 - $46 million gain due to change in fair value of CDS hedging the corporate loan book; second quarter 2007 - $11 million gain due to change in fair value of CDS hedging the corporate loan book; first quarter 2007 - $8 million loss due to change in fair value of CDS hedging the corporate loan book.

3.
Adjusted provision for credit losses excludes the following item of note: first quarter 2008 - $17 million related to the portion that was hedged via the CDS; fourth quarter 2007 - $60 million general allowance release.

4.
Adjusted non-interest expenses excludes the following items of note: fourth quarter 2008 - $172 million amortization of intangibles; $40 million restructuring and integration charges related to the Commerce acquisition, as explained in footnote 12; $477 million positive adjustment related to the reversal of Enron litigation reserve, as explained in footnote 8; third quarter 2008 - $166 million amortization of intangibles; $23 million restructuring and integration charges relating to the Commerce acquisition; second quarter 2008 - $117 million amortization of intangibles; $48 million restructuring and integration charges relating to the Commerce acquisition; first quarter 2008 - $122 million amortization of intangibles; fourth quarter 2007 - $138 million amortization of intangibles; third quarter 2007 - $131 million amortization of intangibles; second quarter 2007 - $112 million amortization of intangibles; $86 million TD Banknorth restructuring, privatization and merger-related charges, as explained in footnote 11; first quarter 2007 - $118 million amortization of intangibles.

5.   For reconciliation between reported and adjusted provision for income taxes, see the table below.
6.
Adjusted non-controlling interests excludes the following items of note: third quarter 2007 - $1 million amortization of intangibles; second quarter 2007 - $4 million amortization of intangibles; $15 million due to TD Banknorth restructuring, privatization and merger-related charges; first quarter 2007 - $4 million amortization of intangibles.

7.
Adjusted equity in net income of an associated company excludes the following items of note: fourth quarter 2008 - $17 million amortization of intangibles; third quarter 2008 - $16 million amortization of intangibles; second quarter 2008 - $17 million amortization of intangibles; first quarter 2008 - $16 million amortization of intangibles; fourth quarter 2007 - $12 million amortization of intangibles; third quarter 2007 - $11 million amortization of intangibles; second quarter 2007 - $12 million amortization of intangibles; first quarter 2007 - $12 million amortization of intangibles.

8.
The Enron contingent liability for which the Bank established a reserve was re-evaluated in light of the favourable evolution of case law in similar securities class actions following the U.S. Supreme Court’s ruling in Stoneridge Partners, LLC v. Scientific-Atlanta, Inc. During the fourth quarter of 2008, the Bank recorded an after-tax positive adjustment of $323 million ($477 million before tax), reflecting the substantial reversal of the reserve. For details, see Note 28 to the 2008 Consolidated Financial Statements.

9.
Effective August 1, 2008, as a result of recent deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. The Bank no longer intends to actively trade in these debt securities. Accordingly, the Bank reclassified certain debt securities from trading to available-for-sale category in accordance with the Amendments to the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments - Recognition and Measurement. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment and disclosed as an item of note. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

10.
As part of the global restructuring of Visa USA Inc., Visa Canada Association and Visa International Service Association, which closed on October 3, 2007 (restructuring date), the Bank received shares of the new global entity (Visa Inc.) in exchange for the Bank’s membership interest in Visa Canada Association. As required by the applicable accounting standards, the shares the Bank received in Visa Inc. were measured at fair value and an estimated gain of $135 million after tax was recognized in the Corporate segment, based on results of an independent valuation of the shares. The gain may be subject to further adjustment based on the finalization of the Bank’s ownership percentage in Visa Inc.

11.
The TD Banknorth restructuring, privatization and merger-related charges include the following: $31 million restructuring charge, which primarily consisted of employee severance costs, the costs of amending certain executive employment and award agreements and write-down of long-lived assets due to impairment, included in U.S. Personal and Commercial Banking; $4 million restructuring charge related to the transfer of functions from TD Bank USA, N.A. (TD Bank USA) to TD Banknorth, included in the Corporate segment; $5 million privatization charges, which primarily consisted of legal and investment banking fees, included in U.S. Personal and Commercial Banking; and $3 million merger-related charges related to conversion and customer notices in connection with the integration of Hudson and Interchange with TD Banknorth, included in U.S. Personal and Commercial Banking. In the Interim Consolidated Statement of Income, the restructuring, privatization and merger-related charges are included in non-interest expenses.

12.
As a result of the acquisition of Commerce and related restructuring and integration initiatives undertaken, the Bank incurred restructuring and integration charges. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements and the write-down of long-lived assets due to impairment. Integration charges consisted of costs related to employee retention, external professional consulting charges and marketing (including customer communication and rebranding). In the Interim Consolidated Statement of Income, the restructuring and integration charges are included in non-interest expenses.

13.
The Bank purchases CDS to hedge the credit risk in Wholesale Banking’s corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period’s earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted results exclude the gains and losses on the CDS in excess of the accrued cost. Previously, this item was described as “Hedging impact due to AcG-13”. As part of the adoption of the new financial instruments standards, the guidance under Accounting Guideline 13: Hedging Relationships (AcG-13) was replaced by CICA Section 3865, Hedges.

14.
Third quarter 2008 - As a result of the Commerce acquisition, the combined overall tax rate for the U.S. Personal and Commercial Banking segment declined, resulting in a negative impact on future income tax assets of $14 million related to non-intangible future income tax assets. First quarter 2008 - The negative impact of the scheduled reductions in the income tax rate, resulting in a decrease of $20 million in the net future income tax assets.

15.
The provision for insurance claims relates to a court decision in Alberta. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional in early calendar 2008. While the government of Alberta has appealed the decision, the ultimate outcome remains uncertain. As a result, the Bank accrued an additional actuarial liability for potential claims in the first quarter of 2008.

16.
EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. As a result, the sum of the quarterly EPS may not equal to year-to-date EPS.

17.
The diluted EPS figures do not include Commerce earnings for the month of April 2008 due to a one month lag between fiscal quarter ends, while share issuance on close resulted in a one-time negative earnings impact of 4 cents per share.

TD BANK FINANCIAL GROUP - FOURTH QUARTER 2008 NEWS RELEASE	Page 10

Reconciliation of non-GAAP provision for income taxes
	For the three months ended			For the twelve months ended
	Oct. 31	July 31	Oct. 31	Oct. 31	Oct. 31
	2008	2008	2007	2008	2007
Provision for income taxes - reported	$20	$122	$153	$537	$853
Increase (decrease) resulting from items of note:
Amortization of intangibles	63	71	51	239	184
Reversal of Enron litigation reserve	(154)	-	-	(154)	-
Change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	(23)	-	-	(23)	-
Gain relating to restructuring of Visa	-	-	(28)	-	(28)
TD Banknorth restructuring privatization and merger related charges	-	-	-	-	28
Restructuring and integration charges relating to the Commerce acquisition	15	8	-	41	-
Change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	(37)	(12)	1	(62)	(16)
Other tax items	-	(14)	-	(34)	-
General allowance release	-	-	(21)	-	(21)
Provision for insurance claims	-	-	-	10	-
Tax effect - items of note	(136)	53	3	17	147
Provision for income taxes - adjusted	$(116)	$175	$156	$554	$1,000
Effective income tax rate - adjusted	(24.0)%	14.5%	14.3%	13.7%	20.1%

Economic Profit and Return on Invested Capital
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are non-GAAP financial measures and are not defined terms under GAAP. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and therefore, may not be comparable to similar terms used by other issuers.
The following table reconciles between the Bank’s economic profit, return on invested capital and adjusted net income. Adjusted results, items of note and related terms are discussed in the ”How the Bank Reports” section.

TD BANK FINANCIAL GROUP - FOURTH QUARTER 2008 NEWS RELEASE	Page 11

Reconciliation of Economic Profit, Return on Invested Capital and Adjusted Net Income
	For the three months ended			For the twelve months ended
	Oct. 31	July 31	Oct. 31	Oct. 31	Oct. 31
	2008	2008	2007	2008	2007
Average common equity	$29,615	$29,065	$20,808	$26,213	$20,572
Average cumulative goodwill/intangible assets amortized, net of income taxes	4,269	4,171	3,941	4,136	3,825
Average invested capital	$33,884	$33,236	$24,749	$30,349	$24,397
Rate charged for invested capital	9.3%	9.3%	9.4%	9.3%	9.4%
Charge for invested capital	$(792)	$(777)	$(586)	$(2,822)	$(2,293)
Net income available to common shareholders - reported	$991	$980	$1,089	$3,774	$3,977
Items of note impacting income, net of income taxes	(349)	118	(73)	(20)	192
Net income available to common shareholders - adjusted	$642	$1,098	$1,016	$3,754	$4,169
Economic profit	$(150)	$321	$430	$932	$1,876
Return on invested capital	7.5%	13.1%	16.3%	12.4%	17.1%

Significant Events

Enron
The Bank is a party to certain legal actions regarding Enron, principally the securities class action. As at July 31, 2008, the Bank's total contingent litigation reserve for Enron-related claims was approximately $497 million (US$413 million). The Bank re-evaluated the reserve in light of the favourable evolution of case law in similar securities class actions following the U.S. Supreme Court’s ruling in Stoneridge Partners, LLC v. Scientific-Atlanta, Inc. During the fourth quarter of 2008, the Bank recorded an after-tax positive adjustment of $323 million (pre-tax $477 million), reflecting the substantial reversal of the reserve. Due to the pending nature of the securities class action and other Enron-related claims to which the Bank is a party, the Bank retained $20 million (US$17 million) of the reserve. Given the uncertainties of the timing and outcome of securities litigation, the Bank will continue to assess evolving case law as it relates to the Bank’s Enron reserve to determine whether the reserve should be further reduced. The Bank will continue to defend itself vigorously in these cases and work to resolve them in the best interest of its shareholders. For details, see Note 28 to the 2008 Consolidated Financial Statements.

Deterioration in Markets and Severe Dislocation in Credit Market
During the fourth quarter of 2008, as a result of recent deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. These debt securities were previously recorded at fair value with changes in fair value, as well as any gains or losses realized on disposal, recognized in trading income. Since the Bank no longer intends to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008 in accordance with the Amendments to CICA Section 3855, Financial Instruments - Recognition and Measurement.
The fair value of the reclassified debt securities was $7,355 million, as at October 31, 2008. In the fourth quarter of 2008, net interest income of $110 million after tax was recorded relating to the reclassified debt securities. The change in fair value of $561 million after tax for these securities was recorded in other comprehensive income. Had the Bank not reclassified these debt securities on August 1, 2008, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in a reduction of net income of $561 million in the fourth quarter of 2008, and a reduction in adjusted net income of $443 million after taking into account the change in the fair value of derivatives hedging the reclassified debt securities portfolio.
For further details, see Note 2 to the 2008 Consolidated Financial Statements.

TD BANK FINANCIAL GROUP - FOURTH QUARTER 2008 NEWS RELEASE	Page 12

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Ameritrade; U.S. Personal and Commercial Banking, including TD Banknorth and Commerce; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. Effective the third quarter of 2008, U.S. insurance and credit card businesses were transferred to the Canadian Personal and Commercial Banking segment, and the U.S. Wealth Management businesses to the Wealth Management segment for management reporting purposes to align with how these businesses are being managed on a North American basis. Prior periods have not been reclassified as the impact was not material. Results of each business segment reflect revenue, expenses, assets and liabilities generated by the business in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expense is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2008 Management’s Discussion and Analysis and Note 31 to the 2008 Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP measures, see page 7. Segmented information also appears in Appendix A on page 17.
   Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in Wholesale Banking is eliminated in the Corporate segment. The TEB adjustment for the quarter was $142 million, compared with $247 million in the fourth quarter last year, and $129 million in the prior quarter. On a full year basis, the TEB adjustment was $513 million, compared with $664 million in the last year.
As noted in Note 4 to the 2008 Consolidated Financial Statements, the Bank securitizes retail loans and receivables held by Canadian Personal and Commercial Banking in transactions that are accounted for as sales. For the purpose of segmented reporting, Canadian Personal and Commercial Banking accounts for the transactions as though they are financing arrangements. Accordingly, the interest income earned on the assets sold net of the funding costs incurred by the purchaser trusts is recorded in net interest income and the provision for credit losses related to these assets is charged to provision for (reversal of) credit losses. This accounting is reversed in the Corporate segment and the gain recognized on sale which is in compliance with appropriate accounting standards together with income earned on the retained interests net of credit losses incurred are included in other income.

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking net income for the quarter was $600 million, an increase of $28 million, or 5%, compared with the fourth quarter last year, and a decrease of $44 million, or 7%, compared with the prior quarter. The annualized return on invested capital for the quarter was 29%, compared with 27% in the fourth quarter last year and 31% in the prior quarter.
Revenue grew by $131 million, or 6%, compared with the fourth quarter last year, primarily due to volume growth across most banking products, particularly in real-estate secured lending, deposits and personal lending. The inclusion of revenue from the U.S. businesses contributed to the growth as well. Revenue increased by $21 million, or 1%, compared with the prior quarter due mainly to volume growth in real-estate secured lending and personal lending. Margin on average earning assets decreased by 14 basis points (bps) from 3.03% compared with the fourth quarter last year due to higher funding costs, price competition in high yield savings and term deposits, and customer preference towards lower margin products. Margin on average earning assets decreased 9 bps compared with the prior quarter.
Compared with the fourth quarter last year, real-estate secured lending volume (including securitizations) grew by $15.9 billion or 11.1%; personal deposit volume grew by $12.6 billion or 12.2%; and consumer loan volume grew by $2.7 billion or 11.6%. Business deposits volume increased by $4.7 billion, or 12.0% and business loans and acceptances volume grew by $2.7 billion or 13.6%. Gross originated domestic insurance premiums grew by $62 million or 10%. As at August 2008, personal deposit market share was 21.2% and personal lending market share was 19.9% consistent with last quarter’s market share. Small business lending (credit limits of less than $250,000) market share as at June 30, 2008 was 18.2%.
Provision for credit losses (PCL) for the quarter was $209 million, which increased by $33 million, or 19%, compared with the fourth quarter last year. Personal banking PCL of $198 million was $30 million higher than the fourth quarter last year, primarily due to credit quality challenges and higher bankruptcies, and higher personal lending and credit card volumes. Business banking PCL was $11 million for the quarter, compared with $8 million in the fourth quarter last year. Annualized PCL as a percentage of credit volume was 0.40%, an increase of 3 bps, compared with the fourth quarter last year. PCL increased by $15 million, or 8%, compared with the prior quarter. Personal banking provisions increased $19 million, or 11%, compared with the prior quarter primarily due to higher bankruptcies and delinquencies. Business banking provisions decreased slightly by $4 million, compared with the prior quarter.

TD BANK FINANCIAL GROUP - FOURTH QUARTER 2008 NEWS RELEASE	Page 13

Non-interest expenses increased by $88 million, or 8%, compared with the fourth quarter last year. Primary drivers of the expense growth were investments in new branches, higher employee compensation, inclusion of U.S. businesses and provisions related to the termination of the Truncation and Electronic Cheque Presentment (TECP) initiative by the Canadian Payments Association. Non-interest expenses increased by $73 million, or 6%, compared with the prior quarter, mainly due to higher seasonal business related costs and provisions related to the TECP initiative. The average full time equivalent (FTE) staffing levels increased by 1,426, or 5%, compared with the fourth quarter last year, mainly as a result of increases in branch network, insurance and the inclusion of personnel in U.S. businesses. The average FTE increased by 61, or 0.2%, compared with the prior quarter. The efficiency ratio for the current quarter weakened slightly to 52.7%, compared with 51.8% in the fourth quarter last year and 49.9% in the prior quarter.
Volume growth and margins continue to be vulnerable to economic pressures and changing cost of funds. The outlook for revenue growth is expected to moderate in 2009 as volume growth slows primarily in real-estate secured lending. Revenue growth should benefit from increasing our leadership position in branch hours and new branch and marketing investments, as well as improved customer cross-sell and productivity improvements. PCL rates as a function of loan volumes are expected to increase due to deteriorating conditions in the Canadian economy. Expense growth is expected to be lower relative to last year with the view to maintaining a positive operating leverage.

Wealth Management
Wealth Management’s net income for the quarter was $170 million, a decrease of $24 million, or 12%, compared with the fourth quarter last year, and a decrease of $31 million, or 15%, compared with the prior quarter. The Bank’s investment in TD Ameritrade generated net income of $60 million, a decrease of $15 million, or 20%, compared with the fourth quarter last year, and a decrease of $14 million, or 19% compared with the prior quarter primarily due to a one-time expense TD Ameritrade incurred reimbursing clients for losses resulting from decline in value of investments in the Reserve Primary Fund. The annualized return on invested capital decreased to 19%, compared with 20% in the fourth quarter last year and 21% to the prior quarter.
Revenue was $591 million which increased by $10 million, or 2%, compared with the fourth quarter last year, mainly due to the inclusion of the U.S. Wealth Management businesses, higher trading volumes in online brokerage due to higher frequency of trading by active investors in these volatile markets enhanced by strategic pricing changes introduced last year, and increased net interest income from the growth in client cash deposits, partially offset by decreased margin loans. These revenue gains were partially offset by lower commissions in online brokerage due to the strategic price reductions introduced last year, lower fees in the Mutual Funds business and lower new issues and transactional revenues in the advice-based businesses. Revenue for the quarter decreased by $18 million, or 3%, compared with the prior quarter, primarily due to lower fees in mutual funds driven by lower assets and lower trading revenues in our advice-based businesses as a result of market declines.
Non-interest expenses increased by $29 million, or 7%, compared with the fourth quarter last year, primarily due to inclusion of U.S. Wealth Management businesses and the continued investment in growing our sales force where the target of growing by 130 net new client facing Advisors was achieved. Non-interest expenses increased slightly by $7 million, or 1%, compared with the prior quarter. The efficiency ratio for the current quarter was 72.4%, compared with 68.7% in the fourth quarter last year and 69.1% in the prior quarter.
Assets under administration of $173 billion at October 31, 2008, decreased by $12 billion, or 7%, from October 31, 2007, primarily due to declines driven by capital markets volatility, partially offset by the inclusion of assets from U.S. Wealth Management businesses of $10 billion and the addition of net new client assets. Assets under management of $170 billion at October 31, 2008 grew $10 billion, or 6%, from October 31, 2007, mainly due to the inclusion of assets from U.S. Wealth Management businesses of $8 billion and other items, such as addition of net new client assets and additional mutual fund assets under management from TD Ameritrade, which were partially offset by the impact of market-related declines.
Current challenging market conditions for the next few quarters may continue to negatively impact growth in assets under management, assets under administration and loans with a corresponding impact to fee-based revenues and net interest income. Longer term prospects for Wealth Management continue to be positive. Investment in client facing Advisors, products and technology continues in order to position the business for future growth.

Total Wealth Management
	For the three months ended			For the twelve months ended
	Oct. 31	July 31	Oct. 31	Oct. 31	Oct. 31
(millions of Canadian dollars)	2008	2008	2007	2008	2007
Global Wealth[1]	$110	$127	$119	$480	$501
TD Ameritrade	60	74	75	289	261
Net income	$170	$201	$194	$769	$762

[1]
Effective the third quarter of 2008, the Bank transferred the U.S. Wealth Management businesses to the Wealth Management segment for management reporting purposes. Prior periods have not been reclassified as the impact was not material to segment results.

TD BANK FINANCIAL GROUP - FOURTH QUARTER 2008 NEWS RELEASE	Page 14

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking’s reported net income for the fourth quarter was $251 million and the annualized return on invested capital was 6.4%. Net income increased by $127 million from the fourth quarter of 2007 and increased by  $7 million from the prior quarter. Excluding items of note relating to integration and restructuring charges in the current and prior quarters, adjusted net income for the fourth quarter was $276 million, compared to $124 million in the same quarter last year and $273 million in the prior quarter. Much of the increase over last year relates to the earnings from Commerce since its acquisition on March 31, 2008. Integration and restructuring charges for the quarter totalled $39 million, an increase of $16 million over the prior quarter as plans around the operational and customer conversion efforts have been finalized and we have begun executing against them, informing customers and hitting significant milestones, including the brand launch of TD Bank, America’s Most Convenient Bank in the Mid-Atlantic.
   Revenue increased by $569 million, or 120%, from the fourth quarter of last year, principally due to the Commerce acquisition while revenue was up 2% over the prior quarter as a strengthening U.S. dollar, higher non-interest income, and strong loan growth served to more than offset margin compression. Margin on average earning assets declined by 19 bps compared with the fourth quarter last year, while decreasing 11 bps compared with the prior quarter. Net interest income remained under pressure from a flat yield curve and continued strong competition for deposits.
Provision for credit losses for the quarter increased by $43 million, compared with the fourth quarter last year, and by $2 million over the prior quarter. The increased PCL compared with the fourth quarter last year was primarily due to higher levels of impaired loans and increased loans outstanding as a result of the Commerce acquisition. Net impaired loans totalled $343 million, an increase of $144 million over the fourth quarter of last year and an increase of $28 million from the prior quarter. The increase over the prior year was due primarily to the acquisition of Commerce, while the increase over the prior quarter was due to continued weakness in the economy. Net impaired loans as a percentage of total loans and leases were 0.65%, compared with 0.76% as at the end of last year and were the same at the end of the prior quarter.
Reported non-interest expenses increased by $386 million, or 146%, compared with the fourth quarter last year, primarily due to costs of the acquired Commerce franchise and increased integration and restructuring charges. Non-interest expenses increased by $39 million, or 6%, compared with the prior quarter due to increased spending on marketing campaigns and higher integration and restructuring charges. While staffing levels were up significantly over the fourth quarter of last year due to the Commerce acquisition, the FTE staffing levels have declined by approximately 3% since the acquisition of Commerce, primarily due to staff reductions related to integration efforts and branch consolidations. The efficiency ratio was 62.2%, compared with 55.4% in the fourth quarter last year, and 59.5% in the prior quarter, due to the higher marketing spend in this quarter.
 The banking environment in the U.S. is expected to remain challenging, and there is uncertainty as to the length and depth of the economic recession and the continuing effects of the ongoing market issues related to liquidity. It is expected that the weak economy and markets will continue to affect PCL and deposit spreads negatively. However, a weaker Canadian dollar, attainment of synergies, and strong loan growth should more than offset these conditions.

Wholesale Banking
Wholesale Banking reported net loss for the quarter of $228 million, a decrease in net income of $385 million, compared with the fourth quarter of last year, and a decrease of $265 million, compared with the prior quarter. Results in the quarter were substantially impacted by a significant decline in global liquidity and reduced market activity as the weakness in global financial markets continued to broaden and intensify. This led to significant credit trading losses which were a primary contributor to the loss in the quarter. In addition, strong trading revenues in fixed income and foreign exchange were largely offset by write downs in the public equity portfolio and a decline in the mark-to-market of loan commitments. The annualized return on invested capital was (21)% in the current quarter, compared with 21% in the fourth quarter last year and 4% in the prior quarter.
    Wholesale Banking revenue was derived primarily from capital markets, investing and corporate lending activities. Revenue for the quarter was ($114) million, compared with $525 million in the fourth quarter last year and $328 million in the prior quarter. Capital markets revenues were impacted from broad-based deterioration in market conditions stemming from the global credit and liquidity crisis.
    The decline in revenue from the fourth quarter last year was attributable to:
-
Substantial credit trading losses. These losses were mainly attributable to weaker proprietary trading revenues and a dramatic decline in global market liquidity. The decline in liquidity led to mark-to-market trading losses due to significant widening in the pricing relationship between assets and credit default swaps (CDS) as well as lower valuations on trading positions due to a widening in the bid/ask spread. As a result of this continuing deterioration, Wholesale Banking has repositioned its credit trading business to focus on North America. In addition, effective August 1, 2008, Wholesale Banking reclassified certain debt securities into the available-for-sale category. The debt securities in the available-for-sale category will be managed with the goal of recapturing value over time as the market stabilizes.

-	The decline in market liquidity also led to lower mark-to-market values on loan commitments.
-
Decline in equity trading revenue, primarily due to higher volatility and a significant decline in global equity prices as well as lower non-taxable transaction revenue compared with the same quarter last year.

-
Advisory and underwriting revenues were down, reflecting lower levels of market activity driven by weaker financial valuations, higher corporate funding costs and a decline in investor demand for new issues.

TD BANK FINANCIAL GROUP - FOURTH QUARTER 2008 NEWS RELEASE	Page 15

Capital markets revenue decreased from the prior quarter, primarily due to:
•	Substantial credit trading losses, driven by a significant decline in market liquidity.
•	Higher mark-to-market losses on loan commitments.
•	Decline in equity trading revenue due to higher market volatility and decline in global equity markets.
   The decreases from the prior year and prior quarter noted above were partially offset by strong foreign exchange and interest rate revenue. This increase was primarily attributable to significant global financial market volatility which led to an increase in client activity and higher revenues on trading positions, including the replacement of trading positions that were closed out with derivative counterparties.
   The equity investment portfolio posted lower net security gains this quarter compared with the fourth quarter last year and the prior quarter as gains in our private equity portfolio were largely offset by write downs in our public equity portfolio due to a significant decline in North American equity markets. Corporate lending revenue was up compared with the fourth quarter last year and the prior quarter, due to higher lending volume. In addition Wholesale Banking results benefited from favourable tax items.
    Provision for credit losses is composed of allowances for credit losses and accrual costs for credit protection. PCL was $10 million in the quarter, compared with $4 million in the fourth quarter of last year and $30 million in the prior quarter. The provision for the quarter is related to the cost of credit protection. The prior quarter included the cost of credit protection and $19 million in PCL, primarily related to a single credit exposure in the private equity portfolio. Wholesale Banking continues to proactively manage its credit risk and currently holds $2.3 billion in notional CDS protection.
    Expenses for the quarter were $306 million, an increase of $32 million, or 12%, compared with the fourth quarter last year, due primarily to higher severance and continuing investments in risk and control areas. Expenses increased $25 million, or 9%, from the prior quarter primarily due to higher severance.
Overall, Wholesale Banking had a very weak quarter leading to a net loss. The operating environment weakened significantly characterized by dramatic declines in global liquidity, equity markets, and capital markets activity. As a result of the significant weakness in market conditions, Wholesale Banking realigned its strategy for credit trading to a North American focused business. We expect the current operating challenges - lower liquidity, higher market volatility, lower capital markets activity, and potential for higher corporate defaults - to continue into 2009 which may impact Wholesale Banking results.

Corporate
Corporate segment had reported net income of $221 million for the quarter, compared with a reported net income of $47 million in the fourth quarter last year and a reported net loss of $129 million in the prior quarter. On an adjusted basis, the net loss for the quarter was $153 million, compared with a net loss of $26 million last year and a net loss of $40 million in the third quarter. The year-over-year increase in adjusted net loss of $127 million was driven by securitization losses, higher unallocated corporate expenses, the impact of retail hedging activity and costs associated with corporate financing activity. The current quarter adjusted net loss was $113 million higher than the prior quarter and was attributable to securitization losses, costs associated with financing activity and the impact of tax benefits reported last quarter.
 The difference between reported and adjusted net income for the Corporate segment was due to items of note as outlined below. These items are described more fully in the Reconciliation of Non-GAAP Financial Measures table.

TD BANK FINANCIAL GROUP - FOURTH QUARTER 2008 NEWS RELEASE	Page 16

Reconciliation of Corporate Segment Reported and Adjusted Net Income
	For the three months ended			For the twelve months ended
	Oct 31	July 31	Oct 31	Oct 31	Oct 31
(millions of Canadian dollars)	2008	2008	2007	2008	2007
Net income (loss) - reported	$221	$(129)	$47	$(147)	$(162)
Items of note affecting net income, net of income taxes:
Amortization of intangibles	126	111	99	404	353
Reversal of Enron litigation reserve	(323)	-	-	(323)	-
Change in fair value of derivatives hedging the reclassified available-for- sale securities portfolio	(118)	-	-	(118)	-
Gain relating to restructuring of Visa	-	-	(135)	-	(135)
TD Banknorth restructuring, privatization and merger-related charges	-	-	-	-	4
Change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	(59)	(22)	2	(107)	(30)
Other tax items	-	-	-	20	-
Provision for insurance claims	-	-	-	20	-
General allowance release	-	-	(39)	-	(39)
Total items of note	(374)	89	(73)	(104)	153
Net (loss) - adjusted	$(153)	$(40)	$(26)	$(251)	$(9)

Decomposition of Material Items included in Net (Loss) - Adjusted
Interest on income tax refunds	$1	$21	$-	$23	$11
Securitization gain (loss)	(44)	4	2	(28)	5
Unallocated Corporate expenses	(83)	(77)	(51)	(268)	(189)
Other	(27)	12	23	22	164
Net (loss) - adjusted	$(153)	$(40)	$(26)	$(251)	$(9)

TD BANK FINANCIAL GROUP - FOURTH QUARTER 2008 NEWS RELEASE	Page 17

BASIS OF PREPARATION OF FINANCIAL STATEMENTS

The Bank’s unaudited consolidated financial results, as presented on pages 13 to 17 of this Press Release, have been prepared in accordance with GAAP. However, certain additional disclosures required by GAAP have not been presented in this document. These consolidated financial results should be read in conjunction with the Bank’s 2008 Consolidated Financial Statements. The accounting policies used in the preparation of these consolidated financial results are consistent with those used in the Bank’s October 31, 2008 Consolidated Financial Statements.

TD BANK FINANCIAL GROUP - FOURTH QUARTER 2008 NEWS RELEASE	Page 18

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
		As at
	Oct. 31	Oct. 31
(millions of Canadian dollars)	2008	2007
ASSETS
Cash and due from banks	$2,517	$1,790
Interest-bearing deposits with banks	15,429	14,746
	17,946	16,536
Securities
Trading	53,095	77,637
Designated as trading under the fair value option	6,402	2,012
Available-for-sale	75,121	35,650
Held-to-maturity	9,507	7,737
	144,125	123,036
Securities purchased under reverse repurchase agreements	42,425	27,648
Loans
Residential mortgages	63,003	58,485
Consumer installment and other personal	79,610	67,532
Credit card	7,387	5,700
Business and government	70,650	44,258
Business and government designated as trading under the fair value option	510	1,235
	221,160	177,210
Allowance for credit losses	(1,536)	(1,295)
Loans, net of allowance for credit losses	219,624	175,915
Other
Customers’ liability under acceptances	11,040	9,279
Investment in TD Ameritrade	5,159	4,515
Derivatives	83,548	38,918
Goodwill	14,842	7,918
Other intangibles	3,141	2,104
Land, buildings and equipment	3,833	1,822
Other assets	17,531	14,433
	139,094	78,989
Total assets	$563,214	$422,124

LIABILITIES
Deposits
Personal	$192,234	$147,561
Banks	9,680	10,162
Business and government	129,086	73,322
Trading	44,694	45,348
	375,694	276,393
Other
Acceptances	11,040	9,279
Obligations related to securities sold short	18,518	24,195
Obligations related to securities sold under repurchase agreements	18,654	16,574
Derivatives	74,473	41,621
Other liabilities	17,721	21,236
	140,406	112,905
Subordinated notes and debentures	12,436	9,449
Liability for preferred shares	550	550
Liability for capital trust securities	894	899
Non-controlling interests in subsidiaries	1,560	524
SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: Oct. 31, 2008 - 810.1 and Oct. 31, 2007 - 717.8)	13,241	6,577
Preferred shares (millions of shares issued and outstanding: Oct. 31, 2008 - 75.0 and Oct. 31, 2007 - 17.0)	1,875	425
Contributed surplus	350	119
Retained earnings	17,857	15,954
Accumulated other comprehensive income (loss)	(1,649)	(1,671)
	31,674	21,404
Total liabilities and shareholders’ equity	$563,214	$422,124

Certain comparative amounts have been reclassified to conform to the current period’s presentation.

TD BANK FINANCIAL GROUP - FOURTH QUARTER 2008 NEWS RELEASE	Page 19

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
	For the three months ended		For the twelve months ended
	Oct. 31	Oct. 31	Oct. 31	Oct. 31
(millions of Canadian dollars)	2008	2007	2008	2007
Interest income
Loans	$3,455	$3,310	$13,501	$12,729
Securities
Dividends	226	256	987	928
Interest	1,296	983	4,467	3,838
Deposits with banks	162	152	629	357
	5,139	4,701	19,584	17,852
Interest expense
Deposits	2,103	2,223	8,481	8,247
Subordinated notes and debentures	172	127	654	484
Preferred shares and capital trust securities	24	28	94	109
Other liabilities	391	515	1,823	2,088
	2,690	2,893	11,052	10,928
Net interest income	2,449	1,808	8,532	6,924
Other income
Investment and securities services	531	574	2,245	2,400
Credit fees	129	112	459	420
Net securities gains	55	60	331	326
Trading (loss) income	(654)	(52)	(794)	591
Income (loss) from financial instruments designated as trading under the fair value option	(83)	36	(137)	(55)
Service charges	363	263	1,237	1,019
Loan securitizations	(13)	80	231	397
Card services	179	118	589	451
Insurance, net of claims	248	243	927	1,005
Trust fees	34	31	140	133
Other	402	277	909	670
	1,191	1,742	6,137	7,357
Total revenue	3,640	3,550	14,669	14,281
Provision for credit losses	288	139	1,063	645
Non-interest expenses
Salaries and employee benefits	1,334	1,119	4,984	4,606
Occupancy, including depreciation	287	188	935	736
Equipment, including depreciation	203	167	683	614
Amortization of other intangibles	172	138	577	499
Restructuring costs	-	-	48	67
Marketing and business development	148	115	491	445
Brokerage-related fees	66	61	252	233
Professional and advisory services	205	135	569	488
Communications	61	49	210	193
Other	(109)	269	753	1,094
	2,367	2,241	9,502	8,975
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	985	1,170	4,104	4,661
Provision for income taxes	20	153	537	853
Non-controlling interests in subsidiaries, net of income taxes	18	8	43	95
Equity in net income of an associated company, net of income taxes	67	85	309	284
Net income	1,014	1,094	3,833	3,997
Preferred dividends	23	5	59	20
Net income available to common shareholders	$991	$1,089	$3,774	$3,977
Average number of common shares outstanding (millions)
Basic	808.0	717.3	769.6	718.6
Diluted	812.8	724.4	775.7	725.5
Earnings per share (in dollars)
Basic	$1.23	$1.52	$4.90	$5.53
Diluted	1.22	1.50	4.87	5.48
Dividends per share (in dollars)	0.61	0.57	2.36	2.11

Certain comparative amounts have been reclassified to conform to the current period’s presentation.

TD BANK FINANCIAL GROUP - FOURTH QUARTER 2008 NEWS RELEASE	Page 20

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
	For the three months ended		For the twelve months ended
	Oct. 31	Oct. 31	Oct. 31	Oct. 31
(millions of Canadian dollars)	2008	2007	2008	2007
Common shares
Balance at beginning of period	$13,090	$6,525	$6,577	$6,334
Proceeds from shares issued on exercise of options	55	41	255	173
Shares issued as a result of dividend reinvestment plan	89	23	274	85
Impact of shares (acquired) sold for trading purposes[1]	7	4	(12)	30
Repurchase of common shares	-	(16)	-	(45)
Issued on acquisition of Commerce	-	-	6,147	-
Issued on acquisition of VFC	-	-	-	-
Balance at end of period	13,241	6,577	13,241	6,577
Preferred shares
Balance at beginning of period	1,625	425	425	425
Shares issued	250	-	1,450	-
Balance at end of period	1,875	425	1,875	425
Contributed surplus
Balance at beginning of period	355	118	119	66
Stock options	(5)	1	(32)	1
Conversion of TD Banknorth options on privatization	-	-	-	52
Conversion of Commerce options on acquisition	-	-	263	-
Balance at end of period	350	119	350	119
Retained earnings
Balance at beginning of period	17,362	15,378	15,954	13,725
Transition adjustment on adoption of Financial Instruments standards	-	-	-	80
Net income	1,014	1,094	3,833	3,997
Common dividends	(493)	(409)	(1,851)	(1,517)
Preferred dividends	(23)	(5)	(59)	(20)
Premium paid on repurchase of common shares	-	(104)	-	(311)
Other	(3)	-	(20)	-
Balance at end of period	17,857	15,954	17,857	15,954
Accumulated other comprehensive income (loss), net of income taxes
Balance at beginning of period	(1,139)	(1,443)	(1,671)	(918)
Transition adjustment on adoption of Financial Instruments standards	-	-	-	426
Other comprehensive income (loss) for the period	(510)	(228)	22	(1,179)
Balance at end of period	(1,649)	(1,671)	(1,649)	(1,671)
Total shareholders’ equity	$31,674	$21,404	$31,674	$21,404

1 Purchased by subsidiaries of the Bank, which are regulated securities entities in accordance with Regulation 92-313 under the Bank Act.

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
	For the three months ended		For the twelve months ended
	Oct. 31	Oct. 31	Oct. 31	Oct. 31
(millions of Canadian dollars)	2008	2007	2008	2007
Net income	$1,014	$1,094	$3,833	$3,997
Other comprehensive income (loss), net of income taxes
Change in unrealized gains and (losses) on available-for-sale securities, net of hedging activities[1]	(1,645)	211	(1,725)	135
Reclassification to earnings in respect of available-for-sale securities[2]	5	(17)	(53)	(53)
Change in foreign currency translation gains and (losses) on investments in subsidiaries, net of hedging activities[3,4]	432	(604)	440	(1,155)
Change in gains and (losses) on derivative instruments designated as cash flow hedges[5]	758	164	1,522	(146)
Reclassification to earnings of losses on cash flow hedges[6]	(60)	18	(162)	40
Other comprehensive income (loss) for the year	(510)	(228)	22	(1,179)
Comprehensive income for the year	$504	$866	$3,855	$2,818

[1]
Net of income tax benefit of $821 million and $904 million for the three and twelve months ended Oct. 31, 2008, respectively (income tax expense of $112 million and  $78 million for the three and twelve months ended Oct. 31, 2007, respectively).

[2]
Net of income tax expense of $2 million and $22 million for the three and twelve months ended Oct. 31, 2008, respectively (income tax expense of $8 million and $32 million for the three and twelve months ended Oct. 31, 2007, respectively).

[3]
Net of income tax benefit of $971 million for the three months ended Oct. 31, 2008 (three months ended Oct. 31, 2007 - income tax expense of $640 million). Net of income tax benefit of $1,363 million for the twelve months ended Oct. 31, 2008 (twelve months ended Oct. 31, 2007 - income tax expense of $909 million).

[4]
Includes $(1,992) million for the three months ended Oct. 31, 2008 (three months ended Oct. 31, 2007 - $1,304 million) of after-tax gains (losses) arising from hedges of the Bank's investment in foreign operations. Includes $(2,881) million for the twelve months ended Oct. 31, 2008 (twelve months ended Oct. 31, 2007 - $1,864 million) of after-tax gains (losses) arising from hedges of the Bank's investment in foreign operations.

[5]
Net of income tax expense of $341 million and $669 million for the three and twelve months ended Oct. 31, 2008 respectively (income tax expense of $79 million and income tax benefit of $76 million for the three and twelve months ended Oct. 31, 2007, respectively).

[6]
Net of income tax expense of $25 million and $70 million for the three and twelve months ended Oct. 31, 2008, respectively (income tax benefit of $11 million and $22 million for the three and twelve months ended Oct. 31, 2007, respectively).

Certain comparative amounts have been reclassified to conform to the current period’s presentation.

TD BANK FINANCIAL GROUP - FOURTH QUARTER 2008 NEWS RELEASE	Page 21

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
	For the three months ended		For the twelve months ended
	Oct. 31	Oct. 31	Oct. 31	Oct. 31
(millions of Canadian dollars)	2008	2007	2008	2007
Cash flows from (used in) operating activities
Net income	$1,014	$1,094	$3,833	$3,997
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	288	139	1,063	645
Restructuring costs	-	-	48	67
Depreciation	136	100	438	362
Amortization of other intangibles	172	138	577	499
Stock options	6	5	22	20
Net securities gains	(55)	(60)	(331)	(326)
Net gain on securitizations	44	(28)	(41)	(141)
Equity in net income of an associated company	(67)	(85)	(309)	(284)
Non-controlling interests	18	8	43	95
Future income taxes	(337)	148	(953)	243
Changes in operating assets and liabilities
Current income taxes payable	(895)	376	(2,857)	558
Interest receivable and payable	159	101	27	(296)
Trading securities	16,210	(4,958)	26,302	(2,167)
Unrealized gains and amounts receivable on derivatives contracts	(42,375)	(6,418)	(44,630)	(10,228)
Unrealized losses and amounts payable on derivatives contracts	34,601	9,277	32,852	12,284
Other	3,332	962	3,898	(1,255)
Net cash from (used in) operating activities	12,251	799	19,982	4,073
Cash flows from (used in) financing activities
Change in deposits	21,476	8,657	52,030	14,154
Change in securities sold under repurchase agreements	3,596	416	2,080	(2,081)
Change in securities sold short	(5,975)	(2,429)	(5,677)	(2,918)
Issue of subordinated notes and debentures	-	-	4,025	4,072
Repayment of subordinated notes and debentures	(1,079)	(525)	(1,079)	(1,399)
Liability for preferred shares and capital trust securities	(4)	(349)	(5)	(345)
Translation adjustment on subordinated notes and debentures issued in a foreign currency and other	37	(31)	41	(124)
Common shares issued on exercise of options	44	37	201	154
Common shares (acquired) sold in Wholesale Banking	7	4	(12)	30
Repurchase of common shares	-	(16)	-	(45)
Dividends paid in cash on common shares	(404)	(386)	(1,577)	(1,432)
Premium paid on common shares repurchased	-	(104)	-	(311)
Net proceeds from issuance of preferred shares	247	-	1,430	-
Dividends paid on preferred shares	(23)	(5)	(59)	(20)
Net cash from financing activities	17,922	5,269	51,398	9,735
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(2,984)	(3,403)	(683)	(5,983)
Activity in available-for-sale and held-to-maturity securities:
Purchases	(43,137)	(6,475)	(120,077)	(96,846)
Proceeds from maturities	8,870	7,262	29,209	92,880
Proceeds from sales	15,455	2,264	63,995	10,372
Activity in lending activities:
Origination and acquisitions	(50,728)	(45,412)	(162,727)	(150,671)
Proceeds from maturities	43,354	39,932	123,619	122,509
Proceeds from sales	1,624	303	2,449	5,084
Proceeds from loan securitizations	5,561	1,223	10,370	9,937
Land, buildings and equipment	(282)	(98)	(532)	(322)
Securities purchased under reverse repurchase agreements	(8,287)	(1,743)	(14,777)	3,313
Acquisitions and dispositions less cash and cash equivalents acquired	-	-	(1,759)	(4,139)
Net cash used in investing activities	(30,554)	(6,147)	(70,913)	(13,866)
Effect of exchange rate changes on cash and cash equivalents	179	(117)	260	(171)
Net increase (decrease) in cash and cash equivalents	(202)	(196)	727	(229)
Cash and cash equivalents at beginning of period	2,719	1,986	1,790	2,019
Cash and cash equivalents at end of period, represented by cash and due from banks	$2,517	$1,790	$2,517	$1,790
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$2,192	$2,618	$10,678	$10,947
Amount of income taxes paid during the period	(40)	325	1,905	1,099

Certain comparative amounts have been reclassified to conform to the current period’s presentation.

TD BANK FINANCIAL GROUP - FOURTH QUARTER 2008 NEWS RELEASE	Page 22

APPENDIX A

The Bank’s operations and activities are organized around the following businesses: Canadian Personal and Commercial Banking, Wealth Management, U.S. Personal and Commercial Banking and Wholesale Banking. Results for these segments for the three and twelve months ended October 31, 2008 and 2007 are presented in the following tables:

Results by Business Segment
(millions of Canadian dollars)	Canadian Personal and Commercial Banking[1]		Wealth Management[1]		U.S. Personal and Commercial Banking[2,3]		Wholesale Banking[4]		Corporate[4]		Total
	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31
For the three months ended	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Net interest income	$1,489	$1,408	$88	$83	$764	$335	$464	$310	$(356)	$(328)	$2,449	$1,808
Other income	794	744	503	498	280	140	(578)	215	192	145	1,191	1,742
Total revenue	2,283	2,152	591	581	1,044	475	(114)	525	(164)	(183)	3,640	3,550
Provision for (reversal of)credit losses	209	176	-	-	78	35	10	4	(9)	(76)	288	139
Non-interest expenses	1,202	1,114	428	399	649	263	306	274	(218)	191	2,367	2,241
Income (loss) before provision for (benefit of) income taxes	872	862	163	182	317	177	(430)	247	63	(298)	985	1,170
Provision for (benefit of) income taxes	272	290	53	63	66	53	(202)	90	(169)	(343)	20	153
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	-	-	-	-	18	8	18	8
Equity in net income of an associated company, net of income taxes	-	-	60	75	-	-	-	-	7	10	67	85
Net income (loss)	$600	$572	$170	$194	$251	$124	$(228)	$157	$221	$47	$1,014	$1,094
Total assets
(billions of Canadian dollars)
- balance sheet	$172.4	$152.1	$15.4	$14.9	$127.0	$58.8	$215.0	$177.2	$33.4	$19.1	$563.2	$422.1
- securitized	42.8	44.6	-	-	-	-	3.0	-	(13.3)	(16.3)	32.6	28.3

Results by Business Segment
(millions of Canadian dollars)	Canadian Personal and Commercial Banking[1]		Wealth Management[1]		U.S. Personal and Commercial Banking[2,3]		Wholesale Banking[4]		Corporate[4]		Total
	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31
For the twelve months ended	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Net interest income	$5,790	$5,401	$347	$318	$2,144	$1,365	$1,318	$875	$(1,067)	$(1,035)	$8,532	$6,924
Other income	3,036	2,848	1,981	1,995	853	583	(68)	1,619	335	312	6,137	7,357
Total revenue	8,826	8,249	2,328	2,313	2,997	1,948	1,250	2,494	(732)	(723)	14,669	14,281
Provision for (reversal of) credit losses	766	608	-	-	226	120	106	48	(35)	(131)	1,063	645
Non-interest expenses	4,522	4,256	1,615	1,551	1,791	1,221	1,199	1,261	375	686	9,502	8,975
Income (loss) before provision for (benefit of) income taxes	3,538	3,385	713	762	980	607	(55)	1,185	(1,072)	(1,278)	4,104	4,661
Provision for (benefit of) income taxes	1,114	1,132	233	261	258	196	(120)	361	(948)	(1,097)	537	853
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	-	91	-	-	43	4	43	95
Equity in net income of an associated company, net of income taxes	-	-	289	261	-	-	-	-	20	23	309	284
Net income (loss)	$2,424	$2,253	$769	$762	$722	$320	$65	$824	$(147)	$(162)	$3,833	$3,997

[1]
Effective the third quarter ended July 31, 2008, the Bank transferred the U.S. insurance and credit card businesses to the Canadian Personal and Commercial Banking segment, and the U.S. Wealth Management businesses to the Wealth Management segment for management reporting purposes. Prior periods have not been reclassified as the impact was not material to segment results.

[2]
Commencing May 1, 2007, the results of TD Bank USA (previously reported in the Corporate segment for the period from the second quarter 2006 to the second quarter 2007 and in the Wealth Management segment prior to the second quarter of 2006) are included in the U.S. Personal and Commercial Banking segment prospectively. Prior periods have not  been reclassified as the impact was not material.

[3]	Commencing the third quarter ended July 31, 2008, the results of U.S. Personal and Commercial Banking segment include Commerce. For details, see Note 31 to the 2008 Consolidated Financial Statements.
[4]	The taxable equivalent basis (TEB) increase to net interest income and provision for income taxes reflected in the Wholesale Banking segment results is reversed in the Corporate segment.

TD BANK FINANCIAL GROUP - FOURTH QUARTER 2008 NEWS RELEASE	Page 23

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend re-investment plan, or to eliminate duplicate mailings of shareholder materials

Transfer Agent:

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario  M5C 2W9
416-643-5500
or toll-free at 1-800-387-0825
inquiries@cibcmellon.com or http://www.cibcmellon.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, or to eliminate duplicate mailings of shareholder materials
Co-Transfer Agent and Registrar:
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015
or
480 Washington Boulevard
Jersey City, New Jersey 07310
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Foreign shareholders:  201-680-6578
TDD foreign shareholders:  201-680-6610
http://www.bnymellon.com/shareowner

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend re-investment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

Annual Report on Form 40-F (U.S.)
A copy of the Bank’s Annual Report on Form 40-F for fiscal 2008 will be filed with the Securities and Exchange Commission later today and will be available at http://www.td.com.  You may obtain a printed copy of the Bank’s Annual Report on Form 40-F free of charge upon request to TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or e-mail:  tdshinfo@td.com.

TD BANK FINANCIAL GROUP - FOURTH QUARTER 2008 NEWS RELEASE	Page 24

General Information
Contact Corporate & Public Affairs:
416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

Internet website: http://www.td.com
Internet e-mail: customer.service@td.com

Quarterly Earnings Conference Call
TD Bank Financial Group will host an earnings conference call on Thursday, December 4, 2008. The call will be webcast live via TDBFG's website at 3:00 p.m. ET. The call and webcast will feature presentations by TDBFG executives on the Bank's financial results for the fourth quarter and fiscal 2008, followed by a question-and-answer-period with analysts. The presentation material referenced during the call will be available on the TDBFG website at http://www.td.com/investor/earnings.jsp on December 4, 2008, by approximately 12:00 p.m. ET. A listen-only telephone line is available at 416-644-3425 or 1-800-732-6179 (toll free).

The webcast and presentations will be archived at http://www.td.com/investor/calendar_arch.jsp. Replay of the teleconference will be available from 6:00 p.m. ET on December 4, 2008, until January 4, 2008, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 21289136#.

Annual Meeting
Thursday, April 2, 2009
Saint John Trade and Convention Centre
Saint John, New Brunswick

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group is the sixth largest bank in North America by branches and serves approximately 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth and TD Bank, America’s Most Convenient Bank; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading online financial services firms, with more than 5.5 million online customers. TD Bank Financial Group had CDN$563 billion in assets as of October 31, 2008. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto Stock Exchange and New York Stock Exchange.